SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ [National Register of Legal Entities] N. 02.808.708/0001-07
NIRE [Corporate Registration Identification Number] N. 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – AmBev (the “Company”) held on February 5, 2006, drawn up in summary form.

1.

Date, time and venue: On February 5, 2007, starting at 11:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.

Attendance: Mr. Victório Carlos De Marchi and Carlos Alves de Brito, co-Chairmen, and Messrs. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Board: Chairman: Victório Carlos De Marchi; Secretary: Pedro Mariani.

4.	Resolutions: It was unanimously and unrestrictedly resolved by the Directors who attended the meeting:

4.1. Closing of Share Buyback Program. To approve the closing of the share buyback program launched on November 14, 2006, and which has achieved approximately 91% of its financial volume.

4.2. Share Buyback Program: To approve, pursuant to Article 25, “u” of the Company’s Bylaws, Article 30, Paragraph 1, “b” of Law No. 6.404/79 and CVM Instruction No. 10/80 as amended, a share buyback program, for treasury stock purposes and/or cancellation and subsequently disposition, during the next three-hundred and sixty (360) days, due on January 31, 2008, observing the limits of 10% of each share class held in treasury, pursuant to Article 3 of the referred Instruction. Currently there are 3,617,124,293 outstanding common shares and 16,395,840,757 preferred shares issued by the Company. The acquisition shall be performed through a debit to the Capital Reserve accounts booked in the balance sheet as of December 31, 2006, up to the aggregate amount of one billion reais (R$1,000,000,000.00), in compliance with the provisions of Articles 7 and 12 of CVM Instruction No. 10/80. The following financial institutions will act as brokers for this transaction: (i) Deutsche Bank – Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Alexandre Dumas, nº 2.200, 1º andar, CEP:  04717-910; (ii) Santander Brasil S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Rua Amador Bueno, nº 474, Bloco C, 3º andar; (iii) Bradesco S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Ipiranga, nº 282, 11º andar;

(iv) Itaú Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Av. Engenheiro Armando de Arruda Pereira, nº 707, 15º andar; (v) Fator S.A. Corretora de Valores, located in the City of São Paulo, State of São Paulo, at Rua Renato Paes de Barros, nº 1017, 11º andar; (vi) Ágora Senior Corretora de Títulos e Valores Mobiliários S.A, located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, nº 300, 6º andar, Botafogo, CEP 22250-040; (vii) Merrill Lynch S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 3400, 18º andar, CEP 04538-132; (viii) JPMorgan CCVM S/A, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 3729, 18º andar, CEP 04538-905; and (ix) Hedging Griffo Corretora de Valores, located in the City of São Paulo, State of São Paulo, at Av. Presidente Juscelino Kubitscheck, nº 1830, Torre 4, 7º andar, CEP 04543-900.

     4.2.1. To authorize as an alternative mean to buyback its shares, based on a report prepared by the Executive Board of the Company, the negotiation with call and put options of shares issued by the Company, according to CVM Instruction No. 390/03. The trades may be carried out during the next one hundred and eighty (180) days, under the following conditions:

     4.2.2. The amount of options to be issued or acquired multiplied by the respective exercise price and the aggregate price of the Company’s shares acquired through the form described above shall not exceed, in the aggregate, the amount allocated to the buyback, by the Company, of its own shares therein provided for.

4.2.3. The options issued or negotiated shall have a maximum expiration term of three hundred and sixty (360) days as from each transaction date.

     4.2.4. Exercise price of issued options and their form of settlement shall be defined from time to time by the Board of Directors based on the expiration term of each series and financial models applicable in such cases.

     4.2.5. The premiums paid or received upon the issuance or trade of options shall be allocated to the reserve account of the company, according to the provisions of Article 5 of CVM Instruction No. 390/03.

     4.2.6. Shares issued by the Company in an amount in excess of 10% of each class of outstanding shares shall not be held in treasury, according to the provisions of Article 3 of CVM Instruction No. 10/80, as amended by CVM Instruction No. 268/97, and Article 3, I of CVM Instruction No. 390/03.

4.2.7. The financial institutions that will act as intermediaries in the performance of the transaction mentioned by this resolution shall be those listed above.

4.2.8. It is hereby authorized the performance of other transactions involving shares or options of Company’s shares with the purpose of protecting against or reverting open positions in options.

4.2.9. Other restrictions provided for in Article 3 of CVM Instruction No. 390/03 shall apply.

4.2.10. It is hereby informed that there isn’t currently any open call and/or put option of the Company’s shares, other than the program approved today.

     4.2.11. The Board of Directors determines the Executive Board to suspend trading until the material fact [fato relevante] is disclosed as established in the Manual of Disclosure and Use of Information and Policy on Trading with Securities Issued by AmBev.

São Paulo, February 5, 2007.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 06, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ João Mauricio Giffoni de Castro Neves

João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.